Coca-Cola İçecek

RECEIVED

2009 JAN 22 A 6:23

FILE 82-35049

09045169

January 15, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

PROCESSED

JAN 26 2009

THOMSON REUTERS

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on January 15, 2009.

Turkey Operation's volume increased by 10% to 421 million unit cases in 2008.

Turkey Operation made an excellent start to the year, recording 16% robust growth in 1Q08 mainly due to the VAT reduction in January which resulted in decreased retail stock levels in 4Q07 and low base effect of 1Q07. Turkey's third quarter volume grew by 8% in which non-ready-to-drink Doğadan volume is included September onwards. Despite the economic downturn and shifting of Ramadan from fourth quarter to third quarter in 2008, Turkey's volume increased by 8% in 4Q08.

In 2008, the launch of Coca-Cola Zero, Sprite 3G, and the expansion of both Sparkling and Juice Beverages plus increased penetration of HOD and PET water contributed to the solid volume growth in Turkey. Successful trade promotion activations such as Euro Cup, Ramadan, New Year also contributed to the strong top-line growth.

An affordable entry level 250ml PET pack of Coca-Cola and Fanta and Schweppes new 1L bottles were introduced. Schweppes product portfolio was also expanded with the addition of tonic pomegranate flavour.

dlw 1/23

**COCA-COLA İÇECEK A.Ş.**
**Genel Müdürlük:** Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68

Coca-Cola İçecek

RECEIVED

2009 JAN 22 A 6

Coca-Cola Satış ve Dağıtım A.Ş. ("CCSD"), a fully owned subsidiary of CCI, took over the sales & distribution of Doğadan tea starting from September 1, 2008. Accordingly, Doğadan contributed 8 million unit cases to the Q408 volume.

International Operations' volume rose by 15% to 113 million unit cases in 2008.

On a proforma organic basis volume increased by 7% in international operations(2). Strong growth in the Middle East markets continued, although growth rates in the Central Asia Region lagged well behind expectations in 2008. Soft volume growth in the Central Asia Region is due to challenging economic conditions in key countries negatively impacted consumer spending, mainly in Kazakhstan and latterly in Azerbaijan.

Despite the economic slowdown in Kazakhstan and cycling an excellent first quarter of 2007, International Operations performed well in the first quarter. Although growth rates in Central Asia Region continued to be softer in consequent quarters, the Middle East Region performed very strongly. Last quarter, Pakistan was added to CCI's geography, thus doubling the consumer base we serve in our region.

In Central Asia; Coca-Cola 500 ml PET Grip Bottle, Cappy Pulpy Orange, Piko 2L, Nestea 1L Tetra and 0.5L PET were launched in Kazakhstan and Cappy and Burn brands added to Azerbaijan brand portfolio.

Middle East launches were; Coke Zero in Jordan and Syria, Cappy and Burn in Jordan and Iraq, and Riwa water in Syria.

Minute Maid Splash and Pulpy Orange were launched in Pakistan.

We have experienced volume growth in all International markets in all categories, while Pakistan, newly consolidated in 2008, also contributed to this increase in Q4. The split of international sales on a country basis is given below:

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

END

Sincerely,

Coca-Cola İçecek A.Ş.

**COCA-COLA İÇECEK A.Ş.**

**Genel Müdürlük:** Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68